August 10, 2018

Daniel O'Brien
President
Flexible Solutions International, Inc.
6001 54 Ave.
Taber, Alberta Canada T1G 1X4

       Re: Flexible Solutions International, Inc.
           Amendment No. 2 to Form S-4
           Filed July 27, 2018
           File No. 333-225185

Dear Mr. O'Brien:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2018 letter.

Amendment No. 2 to Form S-4 filed July 27, 2018

Summary, page 6

1. As we have requested in comment two in our letters dated June 20, 2018 and July 25,
       2018, please amend your registration statement to include the information required by
       Item 14 of Form S-4.
        Please contact Sherry Haywood (Staff Attorney) at (202) 551-3345 or Asia Timmons-
Pierce (Special Counsel) at (202) 551-3754 with any other questions.
 Daniel O'Brien
Flexible Solutions International, Inc.
August 10, 2018
Page 2

                                                      Sincerely,
FirstName LastNameDaniel O'Brien
                                                      Division of Corporation
Finance
Comapany NameFlexible Solutions International, Inc.
                                                      Office of Manufacturing
and
August 10, 2018 Page 2                                Construction
FirstName LastName